UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2025

Commission File Number: 001-41586

MOOLEC SCIENCE SA

(Exact name of Registrant as Specified in Its Charter)

89 Nexus Way, Camana Bay,

Grand Cayman KY1-9009

Cayman Islands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F  ☐

EXPLANATORY NOTE

This Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (Registration No. 333-283113) and Form S-8 (Registration No. 333-282263).

Moolec Announces New Composition of its Board of Directors and Committees

On June 16, 2025, Moolec Science SA (NASDAQ: MLEC), a public limited liability company governed by the laws of the Cayman Islands, having its registered office at 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009, Cayman Islands (“Moolec,” the “Company,” “we,” “us” or “our”) held a meeting of its board of directors (the “Board of Directors”). The resolutions adopted by the Board of Directors resolved, among other matters, to approve: (i) the resignations of Diego Nicolás Marcos, José López Lecube, Kyle P. Bransfield and Natalia Zang from the Board of Directors; (ii) the appointment of Gloria Montaron Estrada, Romualdo Varela, Aimar Dimo and Diego Abelleyra as the new members of the Board of Directors; (iii) the resignation of José López Lecube as Chief Executive Officer (Interim) and Chief Financial Officer of the Company; (iv) the appointment of Alejandro Antalich as Chief Executive Officer of the Company; and (v) the reappointment of José López Lecube as Chief Financial Officer of the Company, until June 20, 2025. The resolutions are effective as of June 16, 2025, immediately following their adoption by written unanimous consent of the Board of Directors.

As a result of the new composition of its Board of Directors, the Company has amended the composition of its audit committee (the “Audit Committee”), compensation committee (the “Compensation Committee”) and nominating committee (the “Nominating Committee” and, together with the Audit Committee and Compensation Committee, the “Committees”), as follows:

1	The Audit Committee will be composed of Aimar Dimo, Diego Abelleyra and Romualdo Varela, who shall serve as chairperson;

2	The Compensation Committee will be composed of Romualdo Varela, Aimar Dimo and Gloria Montaron Estrada, who shall serve as chairperson; and

3	The Nominating Committee will be composed of Oscar Alejandro León Bentancor, Gloria Montaron Estrada and Diego Abelleyra, who shall serve as chairperson.

All members of the Board of Directors remain fully committed to the Company’s operations and strategic objectives, and will continue working diligently and with dedication to deliver value to its stakeholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOOLEC SCIENCE SA
(Registrant)

Dated: June 18, 2025	By:	/s/ José López Lecube
	Name:	José López Lecube
	Title:	Chief Financial Officer

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